SCORE ONE, Inc.
                       2133 EAST 9400 SOUTH, SUITE 151
                             SANDY, UTAH  84093


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       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                               MARCH 14, 2000

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        NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
      CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING
       SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

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                                 INTRODUCTION

     This Information Statement is being mailed on or about March 14, 2000 to holders of record, of same date, of the shares of common stock, par value $0.001 per share (the "Common Stock"), of Score One, Inc., a Nevada corporation (the "Company").

     As of the date of this Information Statement, the Company had 3,630,000 shares of Common Stock issued and outstanding, representing the only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of a Share Exchange Agreement between the Company and Advanced Technology International Holdings Limited ("ATIH"), a British Virgin Islands corporation, dated February 1, 2000 ("Exchange Agreement") that will result in the purchase, by the Company, of all of the issued and outstanding common stock of ATIH in exchange for 16,300,000 post-split shares of the Company's Common Stock. This Information Statement also contains certain biographical and other information concerning the executive officers and directors of the Company herein, before and after the closing of the transactions contemplated by the Exchange Agreement. Additional information about the Company is contained in the Company's Report on Form 8-K which is expected to be filed with the Securities and Exchange Commission ("SEC"). The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov after it is filed.

     The Company is presently authorized to issue 41,250,000 shares of Common Stock with a par value of $0.001 of which, 3,630,000 shares are presently issued and outstanding. The Exchange Agreement contemplates that, after the closing, there will be approximately 19,930,000 shares of the Company's Common Stock issued and outstanding.

     The 3,630,000 shares of Common Stock of the Company held by the shareholders of Score One, Inc. prior to the closing of the Exchange will represent approximately 18.2% of the post-closing 19,930,000 Common Stock shares expected to be issued outstanding, and the 16,300,000 Common Stock shares to be issued to the shareholders of ATIH will represent approximately 81.8% of the post-closing 19,930,000 Common Stock shares expected to be issued outstanding.

     Also pursuant to the Exchange Agreement, the Company will appoint Mr. Wing Cheong HO, Mr. Wing Hung HO and Mr. Wing Bun LI to the Company's
Board of Directors to serve until their respective successors are elected and qualify. Immediately after such appointments, the Company will accept the resignation of Ken Kurtz, a current member of the Board of Directors who will resign subject to closing. The closing will not occur, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the date of mailing of this Information Statement to the Company's stockholders.

     Because of the change in the composition of the Board and because of the share issuances under the Exchange Agreement, there will be a change in control of the Company on the closing date, which is expected to be on or about March 20, 2000. However, there are no assurances that closing will occur.


                             BACKGROUND OF ATIH

     ATIH was incorporated in the British Virgin Islands on November 18,
1998, under the name of Modern Frame International Ltd. On December 23, 1999, ATIH changed its name from Modern Frame International Ltd. to Advanced Technology International Holdings Limited.

     Through its wholly owned subsidiaries, ATIH is engaged in the manufacturing and sale of printed circuit boards for telecommunication systems, scientific calculators and audiovisual equipment.


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the transactions contemplated by the Exchange Agreement by: (i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the fiscal year ended May 31, 1999 or calendar year ended December 31, 1999;
(iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC or by information provided by such persons directly to the Company. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

                                         As of the date of this      As of the closing of the
                                        Information Statement (1)     Exchange Agreement (2)

                                          AMOUNT AND                 AMOUNT AND
                                          NATURE OF                  NATURE OF
                                          BENEFICIAL   PERCENT       BENEFICIAL   PERCENT
                                            OWNER      OF CLASS        OWNER      OF CLASS
                                        -------------  --------    -------------  --------

Park Street Investments, Inc. (3)
2133 East 9400 South, Suite 151
Sandy, Utah 84093                          3,330,000     91.0%        3,330,000    16.57%

Tyson Schiff
1528 East St. Marks Court
Salt Lake City, Utah 84124                   302,775      8.3%          302,775     1.51%

I*World Limited (2)(4)
Blk 2, Flat 6, 3rd Floor
Tak Fung Industrial Centre
166-176 Texaco Road,
Tseun Road, Hong Kong                              0      0.0%       16,300,000    81.79%

Wing Cheong HO (3)(5)
Blk 2, Flat B, 6th Floor
Royal Ascot
Shatin, Hong Kong                                  0      0.0%        9,454,000    47.44%

Wing Hung HO (3)(6)
Blk 2, Flat B, 22nd Floor
Royal Ascot
Shatin, Hong Kong                                  0      0.0%        1,956,000     9.81%

Yue Fung Group Holding Limited (7)
32nd Floor Wharf Cable Tower
9 Hoi Shing Road
Tseun Wan, Hong Kong                               0      0.0%        4,890,000    24.54%

Public Minority (8)                                0      0.0%        3,139,380    15.75%

Simply Noble Limited (9)
32nd Floor Wharf Cable Tower
9 Hoi Shing Road
Tseun Wan, Hong Kong                               0      0.0%        1,750,620     8.78%

Mr. Wing Kan LEE (10)
Flat/Rm 64, 17.5 MS Castle Peak Road
Beaulieu Peninsula
New Territories, Hong Kong                         0      0.0%          577,705     2.90%

Mr. Wing Chan LEE (10)
Flat/Rm 62, 17.5 MS Castle Peak Road
Beaulieu Peninsula
New Territories, Hong Kong                         0      0.0%          577,705     2.90%

Mr. Wing Bun LI (3) (10)
Flat/Rm 63, 17.5 MS Castle Peak Road
Beaulieu Peninsula
New Territories, Hong Kong                         0      0.0%          577,705     2.90%


All Executive officers and
Directors as a Group (3)
(3 persons)                                3,300,000     91.0%       11,987,705    60.15%


(1) Based on 3,630,000 shares of Common Stock actually outstanding as of the date of this Information Statement.

(2) Based on 19,930,000 shares of Common Stock potentially outstanding after issuance of 16,300,000 shares of Common Stock pursuant to the Exchange Agreement and closing.

(3) Ken Kurtz, who is the director of the Company as of the date of this Information Statement, is also the sole owner of Park Street Investments, Inc. Upon closing of the Exchange Agreement, the Company will appoint Mr. Wing Cheong HO, Mr. Wing Hung HO and Mr. Wing Bun LI to the Company's Board of Directors and Mr. Kurtz shall resign from all positions as an officer and director of the Company.

(4)  I*World Limited is the sole stockholder of ATIH.

(5)  Based on Mr. Wing Cheong HO's 58% ownership of I*World Limited.

(6)  Based on Mr. Wing Hung HO's 12% ownership of I*World Limited.

(7) Based on Yue Fung Group Holding Limited's (a Bermuda Corporation) 30% ownership of I*World Limited.

(8) Based on the Public Minority's 64.2% ownership of Yue Fung Group Holding Limited.

(9) Based on Simply Noble Limited's (a British Virgin Island Corporation) 35.8% ownership of Yue Fung Group Holding Limited.

(10) Based on 33% ownership of Simply Noble Limited, which own's 35.8% of Yue Fung Group Holding Limited which owns 30% of I*World Limited. Mr. Wing Kan LEE, Mr. Wing Bun LI, and Mr. Wing Chan LEE each own 33% of Simply Noble Limited.


                      DIRECTORS AND EXECUTIVE OFFICERS

     The Exchange Agreement provides, in part, that effective as of the closing of the transactions contemplated thereby, Ken Kurtz will resign as director of the Company, and that the Company will appoint Mr. Wing Cheong HO, Mr. Wing Hung HO and Mr. Wing Bun LI to the Company's Board of Directors to serve until their respective successors are elected and qualify.

     The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the closing. If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated by any of the parties to the Exchange Agreement, the directors of the Board will vote for any substitute nominee or nominees who may be selected by ATIH prior to the closing. The information below, regarding Mr. Wing Cheong HO, Mr. Wing Hung HO and Mr. Wing Bun LI is based on information in the Exchange Agreement and otherwise based on information supplied to the Company by ATIH, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.

Current Executive Officers and Directors
-----------------------------------------

NAME                AGE       POSITION
----                ---       --------

Ken Kurtz           32        President, Secretary, Treasurer and Director


     Ken Kurtz has served as the Company's President and director since 1997. From 1992 to present, Mr. Kurtz served as the President, sole director and sole shareholder of Park Street Investments, Inc., a Utah corporation.
Through Park Street Investments, Inc., Mr. Kurtz provides consulting services to public and private companies on mergers, recapitalization, and other forms of corporate reorganization. Mr. Kurtz currently serves or has served as an officer, director and/or control person of a number of publicly held companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, including Hamilton Exploration Co., Inc., Nugget Exploration, Inc., Eastport Red's Incorporated, Score One, Inc. and Black Stallion Management, Inc. Mr. Kurtz is a graduate of the University of Utah with a Bachelor's of Science degree in Finance.


Proposed Executive Officers and Directors after the Closing
------------------------------------------------------------

NAME                     AGE            POSITION
----                     ---            --------
Mr. Wing Cheong HO       38             Chairman of the Board
Mr. Wing Hung HO         44             President and Director
Mr. Wing Bun LI          44             Director
Mr. Kin Kong YEUNG       38             Administrative Manager
Mr. Kwok Ming LEE        26             Engineering Manager
Mr. Shi Ning YE          36             Business Manager
Mr. Chun Lam NG          40             Production Manager


     Mr. Wing Cheong HO - Chairman of the Board - is the founder of ATIH and has over 10 years of experience in the printed circuit board industry in Hong Kong as well as in the People's Republic of China. Before founding ATIH, he worked for Elec & Eltek Co., Inc. a company listed on the Hong Kong Exchange.

     Mr. Wing Hung HO - President and Director - has over 10 years of experience in factory management and is currently taking a major role in managing ATIH's manufacturing plant in the People's Republic of China. From 1998 to 1999 Mr. Wing Hung HO was general manager of Cohin Philippines, Inc. and from 1989 to 1998 was general manager of Volite Garment Factory, Ltd.

     Mr. Wing Bun LI - Director - has over 10 years experience in the electronics industry in Hong Kong and People's Republic of China. Since 1989 Mr. Wing Bun LI was a Research and Development Manager of Yue Fung Development, Ltd. He will be in involved in strategic development and operating strategies for the Company.

     Mr. Kin Kong YEUNG - Administrative Manager - served as administrative manager of Fortune Printed Circuit Board Factory, Ltd. since 1998 and as Personnel Officer from 1996 to 1998. From 1994 to 1996 Mr. Kin Kong YEUNG served as administrative officer of Wing Shing Ind. Co.

     Mr. Kwok Ming LEE - Engineering Manager - served as engineering manager of Fortune Printed Circuit Board Factory Ltd. since 1998 and as a mechanical engineering manager from 1996 to 1998. From 1993 to 1994 Mr. Kwok Ming LEE was a technician for B.A. Electronic Co.

     Mr. Shi Ning YE - Business Manager - served as marketing manager of Fortune Printed Circuit Board Factory Ltd. since 1995. From 1993 to 1995 Mr. Shi Ning YE was marketing executive for Good Tech Printed Circuit Board Factory.

     Mr. Chun Lam NG - Production Manager - served as production manager ofv Fortune Printed Circuit Board Factory Ltd. since 1995. From 1994 to 1995 Mr. Chun Lam NG was a production manager for Shenzhen Kinwong Elec. Co. Ltd.


               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten-percent stockholders also are required to furnish the Company with copies of all
Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the fiscal year ended May 31, 1999.


                           EXECUTIVE COMPENSATION

     No executive officer of Score One, Inc. received compensation of any form in any fiscal year from 1997 to 1999. In June 1996, the Company sold 20,000 shares of Common Stock to Park Street Investments, Inc. ("PSI") for $2,000. Ken Kurtz, an officer and director, is also the sole officer, sole director and sole shareholder of PSI. On March 26, 1999, the Company effected a 100-for-one forward stock split on the its issued and outstanding shares of Common Stock, $0.001 par value. The 20,000 shares issued to PSI became 2,000,000 shares after the 100-for-one forward split. The shares were paid as compensation for services rendered to the Company in connection with the formation of Company. See "Certain Relationships and Related Transactions".

     The following table sets forth the cash compensation paid by ATIH to its officers and directors, as well as certain other compensation paid or accrued, during the nine months from inception on January 1, 1999 to September 30, 1999. No compensation was paid in 1998 since ATIH was formed in November 1998.

                                                                 TOTAL
NAME                     AGE         POSITION                    COMPENSATION
----                     ---         --------                    ----------
Mr. Wing Cheong HO       38          Chairman of the Board       $11,560 (1)
Mr. Wing Hung HO         44          President and Director      $57,840 (3)
Mr. Wing Bun LI          44          Director                    $11,560 (1)
Mr. Kin Kong YEUNG       38          Administrative Manager      $13,890 (2)
Mr. Kwok Ming LEE        26          Engineering Manager         $17,360 (2)
Mr. Shi Ning YE          36          Business Manager            $23,140 (2)
Mr. Chun Lam NG          40          Production manager          $23,140 (2)

(1)  Represents a Director's Fee Only
(2)  Represents Salary Only
(3)  Represents a Director's Fee of $11,560 and a Salary of $46,280

     Neither ATIH nor any subsidiary maintains or has maintained in the past, any employee benefit plans. However, beginning December 2000, all Hong Kong companies and their respective employees are required by the government to participate in the program of Mandatory Providence Fund. Details of such program will be disclosed later this year.


            STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.


            BOARD MEETINGS DURING FISCAL YEAR ENDED MAY 31, 1999

     No formal meeting of the board of directors was held during the fiscal year ended May 31, 1999. However, the Company's board voted by unanimous consent to action without a meeting for the following actions which were voted in favor for:

     100-for-one forward stock split           March 10, 1999
     Open bank account                         March 22, 1999
     Appoint transfer agent                    March 25, 1999


              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Score One, Inc. (the "Company")
-------------------------------

     In June 1996, the Company sold 20,000 shares of Common Stock to Park Street Investments, Inc. ("PSI") for $2,000. Ken Kurtz, an officer and director, is also the sole officer, sole director and sole shareholder of PSI. On March 26, 1999, the Company effected a 100-for-one forward stock split on the its issued and outstanding shares of Common Stock, $0.001 par value. All fractional shares were to be rounded up to the nearest whole share. The 20,000 shares issued to PSI became 2,000,000 shares after the 100-for-one forward split. The shares were paid as compensation for services rendered to the Company in connection with the formation of Company.

     As of the date of this Information Statement, the Company owed $10,000 plus approximately $650 in accrued interest to Park Street Investments, Inc. for two separate promissory notes of $5,000 each. One note is due March 31, 2000 and the other is due January 1, 2001.

     Prior to the expected Exchange under the Exchange Agreement, Mr. Kurtz owned, through Park Street Investments, Inc., 3,300,000 of the Company's 3,630,000 shares of Common Stock issued and outstanding or approximately 91%. Immediately after the expected Exchange under the Exchange Agreement, Park Street Investments, Inc.'s 3,300,000 shares would represent approximately 17% of the Company's total issued and outstanding Common Stock.

Advanced Technology International Holdings Limited ("ATIH")
-----------------------------------------------------------

     On November 18, 1998, ATIH acquired a 100 percent equity interest in a newly incorporated shell company, Ford Reach (H.K.) Limited ("Ford Reach"), for consideration of $129. Ford Reach is a limited liability company incorporated in Hong Kong. Pursuant to an Acquisition Agreement dated January 1, 1999, Ford Reach acquired substantially all the assets and liabilities of Fortune Conductive Carbon PCB Factory Co., Ltd. ("Fortune") for consideration of $129,032. Fortune is a limited liability company incorporated in Hong Kong and is wholly owned by Mr. Ho Wing Cheong, a director and stockholder of ATIH.

     On January 8, 1999, ATIH acquired a 100 percent equity interest in a newly incorporated shell company, Goal Best Gold Limited ("GBG") for consideration of $100. GBG is a limited liability company incorporated in the British Virgin Islands. GBG acquired plant and equipment from Dongguan Fortune Circuit Factory, Co. Ltd. ("Dongguan Fortune") for $1,890,962. Mr. Ho Wing Cheong, a director and stockholder of ATIH owns a controlling interest in Dongguan Fortune, a company established in the People's Republic of China.

     As of September 30, 1999 ATIH was owed US$46,378 from Dongguan Fortune and $48,440 from Mr. Ho Wing Cheong. The amounts due are unsecured, interest-free and have no fixed terms of repayment. As of same date, ATIH owed $1,290,323 to Mr. Ho Wing Cheong. The loan payable to Mr. Ho Wing Cheong is unsecured, interest-free and is not repayable within the next 12 months from September 30, 1999.


                              LEGAL PROCEEDINGS

     The Company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.



SUBMITTED BY THE BOARD OF DIRECTORS

Ken Kurtz